Exhibit 99.1

ENERFLEX LTD. ANNOUNCES EXTENSION AND CONSOLIDATION OF CREDIT

FACILITIES, NEW TARGET LEVERAGE FRAMEWORK AND TIMING OF SECOND

QUARTER RESULTS

EXTENDING MATURITY OF REVOLVING CREDIT FACILITY TO OCTOBER 2026 AND INCREASING AVAILABILITY TO $800 MILLION; PROVIDES AMPLE LIQUIDITY TO SUPPORT GLOBAL BUSINESS

ENERFLEX WILL BE REPAYING ITS EXISTING TERM LOAN, REFLECTING ON-GOING EFFORTS TO REDUCE FINANCE COSTS AND OPTIMIZE DEBT STACK

TARGETING A BANK-ADJUSTED NET DEBT-TO-EBITDA RATIO OF 1.5X TO 2.0X

NEWS RELEASE

CALGARY, Alberta, June 26, 2024 – Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex” or the “Company”) today announced the extension and consolidation of its credit facilities and outlined a new target leverage framework.

All amounts presented in this release are in U.S. Dollar (“USD”) unless otherwise stated.

Extension and Consolidation of Credit Facilities

Enerflex has entered into an agreement to extend the maturity date of its secured revolving credit facility (the “RCF”) by one year to October 13, 2026. Availability under the RCF has been increased to $800 million from $700 million. Enerflex has received renewed lending commitments from all current syndicate members and has also introduced HSBC Bank USA, N.A. as a lender.

In conjunction with the extension, Enerflex will be repaying all outstanding amounts under its secured term loan (the “TLA”) using cash on hand and availability under the expanded RCF. As at March 31, 2024, the TLA had drawings of $120 million.

The Company also continues to maintain a $70 million unsecured credit facility (the “LC Facility”) with one of the lenders in its RCF syndicate. The LC Facility is supported by performance security guarantees provided by Export Development Canada. As at March 31, 2024, the Company had utilized $36 million of the $70 million LC Facility limit.

Target Leverage Framework and Capital Allocation

Enerflex is introducing a new leverage framework, targeting a bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x. The new leverage framework is underpinned by the highly utilized U.S. contract compression fleet, contracted international Energy Infrastructure product line and the recurring nature of our After-market Services business. Enerflex’s Energy Infrastructure product line is supported by customer contracts, which are expected to generate approximately $1.6 billion of revenue during their current remaining terms.

Providing meaningful returns to shareholders is a priority for Enerflex. Once the Company is operating within its target leverage range, Enerflex expects to re-evaluate capital allocation priorities, which could include increased dividends, share repurchases, additional growth capital spending, and/or further repayment of debt. Allocation decisions will be based on providing the most attractive shareholder returns and measured against Enerflex’s ability to maintain balance sheet strength.

Management Commentary

Preet Dhindsa, Enerflex’s Senior Vice President and Chief Financial Officer, stated, “We are pleased with the extension and expansion of our RCF, appreciate the support of our syndicate members, and welcome HSBC Bank USA, N.A. as a new member. Repayment of the TLA reduces Enerflex’s finance costs and reflects on-going efforts to optimize our debt stack.”

Mr. Dhindsa continued, “From a financial flexibility perspective, we remain well positioned, with our bank-adjusted net debt-to-EBITDA leverage ratio exiting Q1/24 at 2.2x and the extension and expansion of the RCF providing ample liquidity to support our global business. We are pleased to introduce a new target leverage framework and believe it provides a visible path for the Company to increase shareholder returns over time. In 2024, Enerflex will continue to focus on generating free cash flow, repaying debt, and lowering finance costs.”

Second Quarter Results

Enerflex plans to release its financial results and operating highlights for the three and six months ended June 30, 2024, after markets close on Wednesday, August 7, 2024. Results will be communicated by news release and will be available on the Company’s website at www.enerflex.com and under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Investors, analysts, members of the media, and other interested parties, are invited to participate in a conference call and audio webcast on Thursday, August 8, 2024 at 8:00 a.m. (MDT), where members of senior management will discuss the Company’s results. A question-and-answer period will follow.

To participate, register at https://register.vevent.com/register/BIf11ae800bdbc49e3ae8271e165e1e310. Once registered, participants will receive the dial-in numbers and a unique PIN to enter the call. The audio webcast of the conference call will be available on the Enerflex website at www.enerflex.com under the Investors section or can be accessed directly at https://edge.media-server.com/mmc/p/j3n23f36.

Advisory Regarding Forward-looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” (and together with “forward-looking information”, “forward-looking information and statements”) within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking information and statements. The use of any of the words “future”, “continue”, “estimate”, “expect”, “may”, “will”, “could”, “believe”, “predict”, “potential”, “objective”, and similar expressions, are intended to identify forward-looking information and statements. In particular, this news release includes (without limitation) forward-looking information and statements pertaining to: expectations that the Company will repay the TLA and the timing associated therewith; expectations that the Energy Infrastructure product line, supported by customer contracts, will generate approximately $1.6 billion of revenue during their current remaining terms; the new target leverage framework being introduced by the Company and the expectation that it provides a visible path for the Company to increase shareholder returns overtime; expectations for the Company to reach and operate within its target leverage range and the timing associated therewith, if at all; expectations that, once operating within the target leverage range, the Company will re-evaluate capital allocation priorities and such priorities may include increasing dividends, share repurchases, additional growth capital spending and/or further repayment of debt; and the ability of the Company to continue to provide meaningful returns to shareholders.

All forward-looking information and statements in this news release are subject to important risks, uncertainties, and assumptions, which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions; the markets in which Enerflex’s products and services are used; general industry conditions; changes to, and introduction of new, governmental regulations, laws, and income taxes; increased competition; insufficient funds to support capital investments; availability of qualified personnel or management; political unrest and geopolitical conditions; and other factors, many of which are beyond the control of Enerflex. As a result of the foregoing, actual results, performance, or achievements of Enerflex could differ and such differences could be material from those expressed in, or implied by, these statements, including but not limited to: the ability of Enerflex to fully realize the anticipated benefits of, and synergies from, the acquisition of Exterran Corporation and the timing thereof; the interpretation and treatment of the transaction to acquire Exterran Corporation by applicable tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the integrated business; risks associated with

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technology and equipment, including potential cyberattacks; the occurrence and continuation of unexpected events such as pandemics, severe weather events, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s: (i) Annual Information Form for the year ended December 31, 2023, (ii) management’s discussion and analysis for the year ended December 31, 2023, and (iii) Management Information Circular dated March 15, 2024, each of the foregoing documents being accessible under the electronic profile of the Company on SEDAR+ and EDGAR at www.sedarplus.ca and www.sec.gov/edgar, respectively.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. The forward-looking information and statements included in this news release are made as of the date of this news release and are based on the information available to the Company at such time and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

ABOUT ENERFLEX

Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, deploying natural gas, low-carbon, and treated water solutions – from individual, modularized products and services to integrated custom solutions. With over 4,500 engineers, manufacturers, technicians, and innovators, Enerflex is bound together by a shared vision: Transforming Energy for a Sustainable Future. The Company remains committed to the future of natural gas and the critical role it plays, while focused on sustainability offerings to support the energy transition and growing decarbonization efforts.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter

President and Chief Executive Officer

E-mail: MRossiter@enerflex.com

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

E-mail: PDhindsa@enerflex.com

Jeff Fetterly

Vice President, Corporate Development and Investor Relations

E-mail: JFetterly@enerflex.com

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